FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:                                                                                                        April 19, 2004

Forbes Medi-Tech Announces Timing of Year End Financial Results and AGM

Vancouver, Canada Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it would release its financial results for the year ended December 31, 2003 after market on Tuesday, April 20, 2004. A conference call and webcast to discuss these financial results will be held on Tuesday, April 20, 2004 at 2:00pm PT. (5:00pmET)

Additionally, Forbes will hold its 2004 Annual General Meeting of Shareholders (AGM) at Vancouver’s Four Seasons Hotel, 791 West Georgia Street, on Wednesday, May 26, 2004 at 2:00pm PT.

About the Conference Call and Webcast

To participate in the conference call, please dial 1-877-888-3855 or (direct) 416-695-5261. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until April 27, 2004 by calling 1-866-518-1010 or 416-695-5275. The webcast link will be archived on the Forbes website afterwards.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains certain forward-looking statements respecting the timing of a future news release and a future telephone conference. Such times and dates are subject to change and/or cancellation without notice.